Exhibit 4.2

AMENDMENT AGREEMENT AND WAIVER

This AMENDMENT AGREEMENT AND WAIVER (the “Amendment”), dated as of December 31, 2018, is made by and between Ener-Core, Inc., a Delaware corporation, with headquarters located at 30100 Town Center Dr., Suite O-209, Laguna Niguel, California 92677 (the “Company”), and the investor listed on the signature page attached hereto (the “Holder”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the November 2016 SPA (as defined below), as applicable.

RECITALS

A. Reference is made to that certain Securities Purchase Agreement dated as of November 23, 2016, by and among the Company, the Holder and the other investors listed on the signature pages attached thereto and party to a joinder agreement thereto (the “November 2016 SPA”); and the Senior Secured Notes issued to the Holder pursuant thereto (as amended from time to time prior to the date hereof, the “November 2016 Notes”);

B. The Company intends to issue additional convertible senior secured promissory notes in the aggregate principal amount of up to $4,444,445 (the “December 2018 Notes”) and related warrants to purchase up to an aggregate of 22,222,223 shares of the Company’s Common Stock (the “December 2018 Warrants”) in order to support its working capital needs;

C. The Company and the Holder desire to amend the November 2016 SPA and each of the November 2016 Notes as set forth herein and waive the application of certain provisions in the November 2016 SPA and November 2016 Notes in connection with the issuance of such June 2018 Notes; and

D. In compliance with Section 15 of the November 2016 Notes and the November 2016 SPA, this Amendment shall only be effective upon the execution and delivery of this Amendment and agreements in form and substance identical to this Amendment (other than with respect to the identity of the Holder and any provision regarding the reimbursement of legal fees) (together with this Amendment, the “Amendments”) by other holders of the November 2016 Notes representing at least the Required Holders (as defined in each of the November 2016 Notes) (such time, the “Effective Time”).

AGREEMENT

NOW THEREFORE, in consideration of the foregoing mutual premises and the covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt, and legal adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

SECURITIES PURCHASE AGREEMENT

1. Extension and Removal of Listing Deadline. The first sentence of Section 4(f) of the November 2016 SPA is hereby amended and restated as follows:

“The Company shall commence trading of its Common Stock on either The New York Stock Exchange, Inc., the NYSE American, The NASDAQ Capital Market, The NASDAQ Global Select Market or The NASDAQ Global Market (collectively, the “Qualified Eligible Markets”) no later than January 31, 2019 (the “Listing Deadline”).”

Notwithstanding the foregoing, effective upon the issuance by the Company of December 2018 Notes for aggregate gross proceeds of at least $2.0 million pursuant to that certain Securities Purchase Agreement, dated as of [__], by and among the Company, the investors set forth on the Schedule of Buyers thereto and the investors, if any, party to a joinder agreement with respect thereto, as the same may be amended or otherwise modified from time to time pursuant to the terms thereof (the “December 2018 SPA”), the first sentence of Section 4(f) of the November 2016 SPA is hereby amended and restated as follows:

“[Reserved].”

2. Waiver of Effect of Issuance of December 2018 Notes on November 2016 SPA. Each Required Holder hereby consents to the waiver of, and hereby irrevocably waives, the effect of the issuance of the December 2018 Notes and the December 2018 Warrants pursuant to that certain December 2018 SPA on any representation, warranty or covenant in the November 2016 SPA, including but not limited to Sections 4(k) and 4(r) thereof, to the extent applicable.

ARTICLE II

NOTES

1. Waiver of Effect of Issuance of December 2018 Notes on November 2016 Notes. Each Required Holder hereby consents to the waiver of, and hereby irrevocably waives, the effect of the issuance of the December 2018 Notes pursuant to the December 2018 SPA on any representation, warranty or covenant in the November 2016 Notes, including but not limited to Sections 4(a) and 14(d) thereof.

2. Waiver of Effect of Payments Under Side Letter. Each Required Holder hereby consents to the waiver of, and irrevocably waives, the effect of any payments of principal, interest and/or late charges outstanding under the December 2018 Notes pursuant to the terms of that certain side letter, dated as of [__] (the “Side Letter”), by and among the Company and the holders of the December 2018 Notes, and, without limiting the generality of the foregoing, hereby acknowledges and agrees that any such payments pursuant to the terms of the Side Letter shall not (i) constitute an Event of Default (as defined in the November 2016 Notes), (ii) constitute a breach of Section 14(d) of the November 2016 Notes or (iii) obligate the Company to repay or redeem the November 2016 Notes on the terms described in the Side Letter.

3. Waiver of Events of Default. Any Event of Default pursuant to Section 4(a) of each of the November 2016 Notes occurring from or after December 31, 2017, and through and including the effective date of this Amendment, including any Event of Default related to the Company’s filing of reports required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act, is irrevocably waived on behalf of all holders of November 2016 Notes. Such waiver shall extend to, without limitation any adjustments of terms, applications of alternate rights and any Company restrictions that would have arisen from any such Event of Default.

4. Maturity Date. The third sentence of Section 1 of the November 2016 Notes is hereby amended and restated as follows:

“The “Maturity Date” shall be January 31, 2019, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) or any event shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) that with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) Business Days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5(b)) is delivered prior to the Maturity Date.”

Notwithstanding the foregoing, effective upon the issuance by the Company of December 2018 Notes for aggregate gross proceeds of at least $2.0 million pursuant to the December 2018 SPA, the third sentence of Section 1 of the November 2016 Notes is hereby amended and restated as follows:

“The “Maturity Date” shall be December 31, 2020, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) or any event shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) that with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) Business Days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5(b)) is delivered prior to the Maturity Date.”

5. Optional Redemption at the Holder’s Election. The first sentence of Section 7 of the November 2016 Notes is hereby amended and restated as follows:

“At any time from and after February 1, 2019 and provided that the Company shall not have received either (i) initial deposits for at least eight 2 megawatt (MW) Power Oxidizer units or (ii) firm purchase orders totaling not less than $3,500,000 and initial payment collections of at least $1,600,000, in each case during the period commencing on the Issuance Date and ending on January 31, 2019 (inclusive), the Holder shall have the right, in its sole and absolute discretion, at any time or times, to require that the Company redeem (a “Holder Optional Redemption”) all or any portion of the Conversion Amount of this Note then outstanding by delivering written notice thereof (a “Holder Optional Redemption Notice” and the date the Holder delivers such notice, the “Holder Optional Redemption Notice Date”) to the Company, which notice shall state (i) the portion of this Note that is being redeemed and (ii) the date on which the Holder Optional Redemption shall occur, which date shall be not less than three (3) Business Days from the Holder Optional Redemption Notice Date (the “Holder Optional Redemption Date”).”

Notwithstanding the foregoing, effective upon the issuance by the Company of December 2018 Notes for aggregate gross proceeds of at least $2.0 million pursuant to the December 2018 SPA:

a.	Section 7. Section 7 of the November 2016 Notes is hereby amended and restated as follows:

“[Reserved].”

b.	Section 11(a). The third sentence of Section 11(a) of the November 2016 Notes is hereby deleted.

c.	Section 30(ee). The phrase “Holder Optional Redemption Dates” is hereby deleted from Section 30(ee) of the November 2016 Notes.

d.	Section 30(ff). The phrase “Holder Optional Redemption Notices” is hereby deleted from Section 30(ff) of the November 2016 Notes.

e.	Section 30(gg). The phrase “Holder Optional Redemption Prices” is hereby deleted from Section 30(gg) of the November 2016 Notes.

6. Amendment of Definition of “Permitted Indebtedness”. Section 30(aa) of the November 2016 Notes is hereby amended and restated as follows:

“(aa) “Permitted Indebtedness” means (i) Indebtedness evidenced by this Note and the Other Notes, (ii) trade payables incurred in the ordinary course of business consistent with past practice, (iii) Indebtedness incurred by the Company that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing, and which Indebtedness does not provide at any time for (a) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (b) total interest and fees at a rate in excess of twelve percent (12.0%) per annum, (iv) Indebtedness secured by Permitted Liens described in clauses (iv) of the definition of Permitted Liens, (v) deemed Indebtedness arising from one or more operating leases, including, without limitation, the leases for one or more test turbines from Dresser-Rand, but only if such lease, if secured, is secured solely by such test turbine, (vi) Indebtedness incurred pursuant to the Backstop Agreement, (vii) Indebtedness by the notes issued pursuant to the Securities Purchase Agreement dated as of September 1, 2016 by and among the Company and the investors thereto, as subsequently amended, restated or modified thereafter), (viii) the Additional Notes issued prior to or on the Initial Closing Date, provided that the Indebtedness evidenced by the Additional Notes is not increased, refinanced, amended, changed or modified on or after the date of issuance thereof, (ix) the guarantees pursuant to the Guaranty Agreements, (x) those certain senior secured convertible notes issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of September 19, 2017 by and among the Company and the investors listed on the signature pages attached thereto, as subsequently amended, restated or modified thereafter, (xi) those certain senior secured convertible notes issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of June 5, 2018 by and among the Company and the investors listed on the signature pages attached thereto, as subsequently amended, restated or modified thereafter and (xii) those certain senior secured convertible notes issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of December [__], 2018 by and among the Company and the investors listed on the signature pages attached thereto, as subsequently amended, restated or modified thereafter.”

7. Eligible Market Deadline. Section 30(l) of the November 2016 Notes is hereby amended and restated as follows:

“Eligible Market” means The New York Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market or the NYSE American or, on or prior to January 31, 2019, the Principal Market.

Notwithstanding the foregoing, effective upon the issuance by the Company of December 2018 Notes for aggregate gross proceeds of at least $2.0 million pursuant to the December 2018 SPA, Section 30(l) of the November 2016 Notes is hereby amended and restated as follows.

“Eligible Market” means The New York Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market, the NYSE American or the Principal Market.”

ARTICLE III
MISCELLANEOUS

1. Effect of this Amendment. This Amendment shall form a part of the November 2016 Notes for all purposes, and each holder of November 2016 Notes shall be bound hereby. This Amendment shall only be deemed to be in full force and effect from and after both the execution of this Amendment by the parties hereto and the execution of Amendments substantially identical to this Amendment by the Company and “Holders” holding at least a majority of the aggregate principal amount of the November 2016 Notes outstanding, including the Lead Investor, as well as the Collateral Agent, that, together with undersigned, constitute the Required Holders. From and after such effectiveness, any reference to the November 2016 Notes shall be deemed to be a reference to the November 2016 Notes, as amended hereby. Except as specifically amended as set forth herein, each term and condition of the November 2016 Notes shall continue in full force and effect.

2. Entire Agreement. This Amendment, together with the November 2016 SPA and November 2016 Notes, as amended to date, contains the entire agreement of the parties with respect to the matters contemplated hereby and thereby, and supersedes any prior or contemporaneous written or oral agreements between them concerning the subject matter of this Amendment.

3. Governing Law. This Amendment shall be governed by the internal law of the State of New York.

4. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Amendment may be executed by fax or electronic mail, in PDF format, and no party hereto may contest this Amendment’s validity solely because a signature was faxed or otherwise sent electronically.

[Signature Page Follows]

IN WITNESS WHEREOF, the Holder and the Company have caused their respective signature pages to this Amendment to be duly executed as of the date first written above.

COMPANY:

ENER-CORE, INC.

By:
	Name:	Domonic J. Carney
	Title:	Chief Financial Officer

Signature Page to Amendment Agreement and Waiver—2016 Notes

IN WITNESS WHEREOF, the Holder and the Company have caused their respective signature pages to this Amendment to be duly executed as of the date first written above.

HOLDER:

By:
Name:
Title:

 Signature Page to Amendment Agreement and Waiver—2016 Notes